Exhibit 99.1

News release

Organizational restructuring of Biofrontera and resignation of Chief Commercial Officer Christoph Dünwald

Leverkusen, Germany, January 31, 2020 – Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, announced today that it has reorganized its European sales structure. The operational change was preceded by the reorganization of the Company’s US-subsidiary Biofrontera Inc. (published on 5 January 2020). As part of the restructuring of Biofrontera, Christoph Dünwald, Chief Commercial Officer (CCO), has resigned from his position to pursue new challenges.

As a result of the restructuring, Biofrontera’s worldwide sales organization now stands on two pillars: Sales and marketing in the USA, Biofrontera’s largest market, and a uniform management of all sales organizations in Europe. The management of the sales organization in Europe will be taken over with immediate effect by Dr. Matthias Naumann, who has been successfully working for the company since 2016 as Sales Manager Germany. As Head of Sales and Marketing Europe, Mr. Naumann will now manage the sales and marketing activities comprehensively across Europe.

Dr. Ulrich Granzer, Chairman of the Supervisory Board of Biofrontera AG, accepted Mr. Dünwald’s decision and commented: “Mr. Christoph Dünwald and Biofrontera AG have agreed that the service agreement of Mr. Dünwald, which expires on November 30, 2020, will not be renewed. Mr. Dünwald has therefore resigned from his position as member of the management board today by mutual agreement in the course of an organizational revision. Biofrontera AG thanks Mr. Dünwald for many years of commitment and in particular for the excellent development of commercial organization in the US. As a result of Mr. Dünwald’s expertise in international sales and marketing, the worldwide distribution of Biofrontera products today is based on a solid foundation.”

-End-

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany|

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

News release

Enquiries, please contact:

Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 ir@biofrontera.com
IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805
IR and PR US: The Ruth Group
IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is a biopharmaceutical company specializing in the development and sale of dermatological drugs and medical cosmetics.

The Germany-based company, with almost 200 employees worldwide, develops and markets innovative products for the care, protection and treatment of the skin. The company’s lead product is the combination of Ameluz®, a topical prescription drug, and medical device BF-RhodoLED® for the photodynamic therapy of certain superficial skin cancers and their precursors. Ameluz® has been marketed in the EU since 2012 and in the United States since May 2016. In addition, the company markets the prescription medication Xepi™ for the treatment of impetigo in the United States. In the EU, the company also sells the dermocosmetics series Belixos®, which offers specialized care for damaged or diseased skin.

Biofrontera is the first German founder-led pharmaceutical company to receive a centralized European and a US approval for a drug developed in-house. The Biofrontera Group was founded in 1997 by the current CEO Prof. Dr. Hermann Lübbert and is listed on the Frankfurt Stock Exchange (Prime Standard) and on the US NASDAQ.www.biofrontera.com.

Biofrontera AG

Hemmelrather Weg 201 | D-51377 Leverkusen, Germany|

Phone: +49 214 87632-0 | Telefax: +49 214 87632-90

info@biofrontera.com | www.biofrontera.com

Supervisory board: Dr. Ulrich Granzer (Chairman) | Jürgen Baumann (Vice-Chairman)

Executive board: Prof. Dr. rer. nat. Hermann Lübbert (CEO)

Christoph Dünwald (CCO) | Thomas Schaffer (CFO)

Commercial register: Handelsregister Köln | Register number: HR B 49717 (AG)

VAT-identification number according to § 27 a UStG VAT act: DE 812374102

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